Exhibit 99.2

ALL RIGTHS BELONG TO FUSION - FUEL – ENDLESS ENERGY. UNLIMITED FUTURE.

FUSION FUEL™

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Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2020.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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ALL RIGTHS BELONG TO FUSION - FUEL AGENDA ▪ Chairman’s Remarks ▪ Focus on Fusion ▪ 4Q/2021 Highlights & Financial Review ▪ Business Update ▪ 2022 Milestones ▪ Q&A

ALL RIGTHS BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

ALL RIGTHS BELONG TO FUSION - FUEL 0 1 — FOCUS ON FUSION Best in class solar - to - hydrogen efficiency Patented HEVO micro - electrolyzer technology Modular and scalable approach Integrated, off grid hydrogen generation Market - leading levelized cost of hydrogen Highly experienced team

ALL RIGTHS BELONG TO FUSION - FUEL 0 1 — MARKET DYNAMICS 1 Assuming a PEM electrolyzer with a 52 kWh/kg efficiency in power to hydrogen conversion 2 Source: FRED Economic Data: Global price of Natural gas, USD per Million Metric British Thermal Unit Monthly, EU (PNGASEUUSDM) 3 Source: OMIE Iberian Daily Spot Prices 4 Nov 2020 to 21 February 2022 Note: electricity prices do not include any grid charges that a customer may incur 0 0.2 0.4 0.6 0.8 1 1.2 0 50 100 150 200 250 300 350 400 450 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 U SD / MMBTU 2 EUR / MWh 3 0 5 10 15 20 25 30 35 40 Nov-20 Jan-21 Mar-21 May-21 Jul-21 Sep-21 Nov-21 Jan-22 Price of Natural Gas, EU Daily Electricity Spot Price, Iberia The global energy crunch is challenging the economics of conventional hydrogen production ; our off - grid solution has a significant cost advantage in this market environment ▪ Current natural gas prices of $ 28 /MMBTU imply a levelized cost of grey hydrogen in Europe of over € 4 /kg (excluding carbon costs) ▪ At current spot prices of € 180 /MWh , producing green hydrogen in Iberia implies over € 9 /kg 1 in energy costs alone when using power from the electrical grid ▪ EU carbon permits traded to an all - time high of € 97 . 50 /ton in early February, an incremental cost of over € 0 . 90 /kg of grey hydrogen

ALL RIGTHS BELONG TO FUSION - FUEL 02 – Q4 HIGHLIGHTS & FINANCIAL REVIEW

ALL RIGTHS BELONG TO FUSION - FUEL 0 2 — Q4/2021 HIGHLIGHTS Fourth Quarter 2021 Highlights ▪ Entered into an EPC agreement with Exolum to deliver turnkey 0 . 42 MW green hydrogen plant and co - located hydrogen refueling station ▪ Presented 91 MW Sines Green Hydrogen Valley Alliance at Agendas Mobilizadoras Event ▪ Appointed Theresa Jester to the Company’s Board of Directors ▪ Appointed David Lovell as Head of Australian Operations and member of the Executive Committee First Quarter 2022 Subsequent Events ▪ Appointed Zachary Steele and Jason Baran as Co - Presidents of Fusion Fuel Americas and members of the Executive Committee ▪ Entered into a strategic collaboration agreement with Asesoria Energetica SA (“AESA”) to target the decarbonization of Spanish industry ▪ Entered into agreement with HIVE Energy to develop 7 , 500 tons of green hydrogen production capacity in Spain ▪ Entered into technology sale agreement with KEME Energy for 1 . 2 MW green hydrogen facility in the Sines Industrial and Logistics Zone ▪ Secured grants of nearly € 10 m for the development of the Benavente production facility

FUSION FUEL™

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FINANCIAL DATA (UNAUDITED)

KEY FINANCIALS & FIGURES (€000'S) (Unaudited)	Q4 2021	Q3 2021
TOTAL OPERATING EXPENSES	**11,111**	**(6,969)**
o/w share-based payment (non-cash) expenses[1]	14,765	(5,007)
o/w operating expenses[2]	(3,654)	(1,962)
OPERATING INCOME (LOSS)	**11,111**	**(6,969)**
PRE-TAX PROFIT (LOSS)	**24,060**	**1,603**
o/w fair value movement – warrants[3]	13,089	7,496
o/w foreign exchange gains/(losses)	(140)	1,076
CASH & CASH EQUIVALENTS	**35,135**	**42,279**

[1] As part of the merger in December 2020, the Company agreed to a potential additional equity payment to certain former shareholders of Fusion Fuel who became employees of and service providers to the Company. As these awards are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share and warrant awards in equity with a corresponding compensation expense in the income statement. The shares and warrants expected to be awarded are estimated and measured at grant-date fair value and attributed to the income statement on a straight-line basis from the period from grant to expiration on June 30, 2022. During Q4, we recorded a reversal of the previous IFRS 2 charges amounting to €19.6m. In addition, we recorded and IFRS 2 charge of €0.1m relating to the 2021 Equity Incentive Plan (the EIP Plan). See further details of the EIP Plan on slide 11. These are non-cash expenses.

[2] These expenses are related with the operational activity by the Group. Our personnel costs increased in Q4 due to our inflated headcount and the level of senior hires as compared to Q3. In addition, we saw increases to professional & consulting fees and IFRS 16 related lease costs. Some of these are non-recurring expenses that we do not expect to incur in future quarters.

[3] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the tradeable warrants is determined with reference to the prevailing market price for warrants that are trading on the NASDAQ under the ticker HTOOW. The fair value of non-tradeable warrants is determined with reference to the market value of the traded warrants, adjusted for an illiquidity discount of 5%. No warrants were exercised during Q2, Q3 and Q4 2021. These fair value movements represent non-cash items.

ALL RIGTHS BELONG TO FUSION - FUEL 1 On August 5, 2021, the Company’s Board of Directors adopted and approved the 2021 Equity Incentive Plan (the 2021 Plan), which auth orized the Company to grant up to 1,000,000 ordinary shares in the form of incentive share options, non - qualified share options, share appreciation rights, restricted awards, performance share awards, cash awards and other share awards. The purp ose of the 2021 Plan is to provide the Company with the flexibility to issue share - based awards as part of an overall compensation package to attract and retain qualified personnel. 57,896 Restricted - share Units (RSUs) were granted to 33 employees during the six months ended December 31, 2021. The Company con siders the RSUs to be service awards under IFRS 2 and classifies the expected share awards in equity with a corresponding compensation expense in the income statement. The RSUs are estimated and me asured at grant - date fair value and attributed to the income statement over their vesting period (over three years on a graded basis). This is a non - cash expense. 0 2 — FINANCIAL DATA (UNAUDITED) SHARES, WARRANTS AND RSUs AT PERIOD END Q4 2021 Q3 2021 ORDINARY SHARES Class A 10,998,722 10,998,722 Class B 2,125,000 2,125,000 TOTAL SHARES OUTSTANDING 13,123,722 13,123,722 WARRANTS OUTSTANDING 8,869,633 8,869,633 RSUs OUTSTANDING 1 57,896 32,695

ALL RIGTHS BELONG TO FUSION - FUEL 03 – BUSINESS UPDATE

ALL RIGTHS BELONG TO FUSION - FUEL 2 – 3 – 1 – 4 – HPA, SALES & GRANTS ▪ Fill 2022 and 2023 pipeline with confirmed orders ▪ Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT ▪ Launch next gens of HEVO and HEVO - Solar ▪ Introduce O 2 Capture System ▪ Continue product innovation and new product development PROJECT DEVELOPMENT ▪ Finalize delivery of approved projects in Portugal and Spain ▪ Kick - off development of projects that will be in construction in 2022 and 2023 ▪ Secure required licenses for existing project portfolio Our five key milestones for 2022: PRODUCTION ▪ Full go - live of Benavente facility ▪ Secure grants and financing for Benavente facility 5 – SAFETY ▪ Promote health & safety as a core pillar of Firm’s culture ▪ Implement robust safety protocols ▪ Zero safety incidents Company - wide 03 — BUSINESS UPDATE

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — PORTUGAL BENAVENTE ▪ Fusion Fuel’s industrial production facility in Benavente was formally deemed a project of merit by AICEP , Portugal’s Trade & Investment Agency ; received approval from AICEP for funding of approximately 25% — just under € 10 m — of the total capital investment in the production facility ▪ In 2022 , Fusion Fuel expects to invest approximately € 12 m in the facility and to secure nearly € 10 m of financing ▪ Renovation of the facility is complete, and we are expecting first delivery of the automated production equipment beginning in Q 2 ▪ The Benavente facility is expected to come online in mid - 2022 and, when fully ramped up in 2025 , will have an annual productive output of ~ 500 MW of electrolysis capacity

FUSION FUEL™

03— PORTUGAL EVORA

Fusion Fuel's utility scale demonstrator facilities in Evora with 55 HEVO-SOLARs producing ~60 tons of green hydrogen per year

- H2Évora is the first solar to green hydrogen facility in Iberia to be actively producing, pending final commissioning
- Project GreenGas (Phase 2) is nearing completion

H2ÉVORA

PHASE 1 – H2Evora

15

15 HEVO-SOLAR units

Producing green hydrogen from solar radiation and pilot hydrogen for grid storage using a fuel cell

Construction & installation complete, commissioning of plant has been requested

PHASE 2 – GreenGas

40

40 HEVO-SOLAR units

Inject green hydrogen into the natural gas network and sell in cylinders to industrial users

Civil construction complete, solar trackers installed, rolling out HEVO units to plant

55

HEVO-SOLAR trackers

60 H_2

tons of green hydrogen

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ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — PORTUGAL HEVO - SUL Project update: ▪ Construction license in progress ▪ €4.3m POSEUR grant secured and confirmed ▪ HEVO - Solar units already in production 178 418 HEVO - SOLAR trackers tons of green hydrogen of day & nighttime production 8M total capital investment Located in Sines Portugal, the project will have an electrolysis capacity of 3.5 MW and will produce green hydrogen, a portion of which will be used to create green ammonia, and the remaining will be mixed into the natural gas grid and bottled for industrial uses

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — PORTUGAL KEME ▪ Fusion Fuel e ntered into an agreement with KEME Energy to install a green hydrogen production facility using its integrated HEVO - Solar technology ▪ E xpected to require a capital investment of € 2 . 54 m, the project will have an equivalent electrolysis capacity of 1 . 2 MW and produce an estimated 77 tons of green hydrogen per annum ▪ The project will be developed in the Sines Industrial and Logistics Zone (“ZILS”) and is expected to be a net contributor to the aggressive decarbonization targets laid out by the Portuguese government for the industrial and heavy transport sectors

ALL RIGTHS BELONG TO FUSION - FUEL 03 — PORTUGAL FUNDING PROGRAMS UPDATE Program Funds Available Scope Projects Related to Fusion Fuel €40m Call for innovative green hydrogen projects HEVO - SUL SinesGH2Solar I (KEME ENERGY) GH2Station (PRIO) €930m Component 5 Mobilizing Allies: broad mechanism, supporting the whole H2 value - chain Sines Green Hydrogen Valley Aliança para a Transição Energética (EFACEC) Moving2Neutrality (GALP) €185m Component 14 Hydrogen and renewable gases production projects HEVO - INDÚSTRIA SinesGH2Solar II (KEME ENERGY) €715m Component 11 Industry decarbonization, incl. renewable gases, namely hydrogen Fusion Fuel is developing several projects to be submitted

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — SPAIN Fusion Fuel entered into a technology sale agreement with Exolum to develop a solar - to - hydrogen plant and hydrogen refueling station located in Madrid, Spain. This is the first 3rd party sale of Fusion Fuel’s HEVO - Solar technology Project update: ▪ Site preparation and clearing has commenced ▪ Licensing in progress ▪ HEVO - Solar units already in production ▪ Installation expected to start in May 2022 21 HEVO - SOLAR trackers H2 Refueling Station CO - LOCATED

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — SPAIN ▪ Entered into framework agreement with HIVE Energy to supply HEVO - Solar technology to develop and build green hydrogen farms in Spain ▪ The project has a target production capacity of 7,500 metric tons of green hydrogen per annum ▪ Development is expected to commence in early 2023 ▪ Entered into collaboration agreement with AESA to combine Fusion Fuel’s solar - to - hydrogen tech with AESA’s engineering solutions and track record in industrial power, co - generation and decarbonization projects ▪ The partnership will focus the decarbonization of the Spanish industrial sector and the transition to FCEV and hydrogen - fueled vehicles for logistics and haulage fleets

FUSION FUEL™

03— SPAIN FUNDING PROGRAMS UPDATE

Program	Funds Available	Scope	Projects Related to Fusion Fuel
moves Movilidad Eficiente & Sostenible Proyectos Singulares	€100m	MOVES II program for sustainable mobility	Five applications have been submitted with Fusion Fuel named as technology supplier
Plan de Recuperación, Transformación y Resiliencia	€155m Component 9.I1	Renewable Hydrogen	Fusion Fuel is developing several projects to be submitted
	€2,000m Component 1.I2	Sustainable mobility for urban and metropolitan environments	
	€2,987m Component 6.I1	Trans-European transport network	
	~€1,600m	Innovation Fund (€1bn p.a. for large projects + €100m p.a. for smaller projects); Horizon Europe	Fusion Fuel is developing projects to be submitted

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ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — AUSTRALIA ▪ Australia’s abundance of solar energy makes it one of the best locations for the HEVO - SOLAR and for the production of cost - competitive green hydrogen ▪ Fusion Fuel, in collaboration with Ampol , will jointly develop a pilot plant adjacent to Ampol’s Lytton Refinery site in Brisbane ▪ The pilot plant will supply a hydrogen refueling station . Stage 1 is expected to be completed within the next 12 months Project update: ▪ Site investigations, including geotech and survey have been completed ▪ Concept design has been completed and development permitting is commencing ▪ Stage 1 HEVO - Solar units already in production 10 HEVO - SOLAR trackers H2 Refueling Station Stage 1 Stage 2 45 HEVO - SOLAR trackers +

ALL RIGTHS BELONG TO FUSION - FUEL 0 3 — UNITED STATES ▪ Fusion Fuel recently submitted a proposal to the Department of Energy in conjunction with the Advanced Power and Energy Program (APEP) at the University of California, Irvine (UCI) to develop a solar - to - hydrogen facility to supply various use - cases on campus, including an existing H 2 refueling station ▪ APEP has expressed a willingness to support Fusion Fuel’s proposed ‘University of California Irvine Mobility Case’ project, including a potential off - take by UCI of 100 % of the green hydrogen produced by the facility Program Funds Available Scope Projects Related to Fusion Fuel $9.5bn Infrastructure Investment & Jobs Act $8bn – Regional Hydrogen Hubs RFI – March $1bn – Clean Hydrogen Electrolysis Program TBD $500m – Clean Hydrogen Manufacturing, Recycling and Electrolysis RFI – March $5m Small Innovative Projects in Solar 2022 Concentrating Solar Thermal Power and Photovoltaics $3m – Solar Concentration (8 - 13 projects) LOI Submitted (UC, Irvine) FOA – March $2m – PV (7 - 10 projects) N/A

ALL RIGTHS BELONG TO FUSION - FUEL SPAIN 0 3 — 2022 - 26 PIPELINE OVERVIEW PORTUGAL MOROCCO AUSTRALIA Land reserved (in hectares) Projects in Pipeline / Projects in Licensing # of HEVO - Solar Generators Note: pipeline figures listed include committed and non - committed projects. 1,105 1,378 650 - 24,095 16 / 6 17 / 2 2 / 1 1 / 1 Equivalent Electrolysis Capacity 566 MW 50,784 1,218 MW 25,259 606 MW 15 0.3 MW GLOBAL 3,133 36 / 10 100,153 2,403 MW Our pipeline includes both prospective technology sales and company - owned projects across various stages of negotiation and lice nsing; we anticipate further clarity on the opportunity set and project pipeline for North America and Australia in 2H22

ALL RIGTHS BELONG TO FUSION - FUEL 04 – 2022 MILESTONES

ALL RIGTHS BELONG TO FUSION - FUEL 2 – 3 – 1 – 4 – HPA, SALES & GRANTS ▪ Fill 2022 and 2023 pipeline with confirmed orders ▪ Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT ▪ Launch next gens of HEVO and HEVO - Solar ▪ Introduce O 2 Capture System ▪ Continue product innovation and new product development PROJECT DEVELOPMENT ▪ Finalize delivery of approved projects in Portugal and Spain ▪ Kick - off development of projects that will be in construction in 2022 and 2023 ▪ Secure required licenses for existing project portfolio Our five key milestones for 2022: PRODUCTION ▪ Full go - live of Benavente facility ▪ Secure grants and financing for Benavente facility 5 – SAFETY ▪ Promote health & safety as a core pillar of Firm’s culture ▪ Implement robust safety protocols ▪ Zero safety incidents Company - wide 04 — IN REVIEW: 2022 MILESTONES

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